EXHIBIT 12
NATIONAL FUEL GAS COMPANY
COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES
UNAUDITED

		Fiscal Year Ended September 30,
	For the Twelve
	Months Ended
	December 31, 2007	2007	2006	2005	2004
EARNINGS:

Income from Continuing Operations	$221,591	$201,675	$184,614	$138,437	$141,920
Plus Income Tax Expense	145,719	131,813	108,245	85,621	89,820
Less Investment Tax Credit (1)	(697)	(697)	(697)	(697)	(697)
(Less Income) Plus Loss from Unconsolidated Subsidiaries (3)	(6,023)	(4,979)	(3,583)	796	(805)
Plus Distributions from Unconsolidated Subsidiaries	3,106	1,613	4,651	1,990	785
Plus Interest Expense on Long-Term Debt	68,692	68,446	72,629	73,244	82,989
Plus Other Interest Expense	4,903	6,029	5,952	9,069	6,354
Less Amortization of Loss on Reacquired Debt	(1,134)	(1,119)	(1,118)	(1,066)	(1,350)
Plus (Less) Allowance for Borrowed Funds Used in Construction	608	374	296	201	298
Plus Rentals (2)	2,563	2,685	2,810	3,554	4,286

	$439,328	$405,840	$373,799	$311,149	$323,600

FIXED CHARGES:

Interest & Amortization of Premium and Discount of Funded Debt	$68,692	$68,446	$72,629	$73,244	$82,989
Plus Other Interest Expense	4,903	6,029	5,952	9,069	6,354
Less Amortization of Loss on Reacquired Debt	(1,134)	(1,119)	(1,118)	(1,066)	(1,350)
Plus (Less) Allowance for Borrowed Funds Used in Construction	608	374	296	201	298
Plus Rentals (2)	2,563	2,685	2,810	3,554	4,286

	$75,632	$76,415	$80,569	$85,002	$92,577

RATIO OF EARNINGS TO FIXED CHARGES	5.81	5.31	4.64	3.66	3.50

(1)	Investment Tax Credit is included in Other Income

(2)	Rentals shown above represent the portion of all rentals (other than delay rentals) deemed representative of the interest factor.

(3)	Fiscal 2005 includes the Impairment of Investment in Partnership of $4,158.